FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year end December 31, 1994

                                   OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _________________ to ___________________

Commission file number 33-37506

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: USLICO Corporation Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principle executive office: USLICO Corporation, 4601 Fairfax Drive, P.O. Box 3700, Arlington, Virginia 22203

                            REQUIRED INFORMATION

     The following financial statements shall be furnished for the plan:

     1.An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

     2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

     3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01-.6A-05).

     4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

     Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

                                                 SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     USLICO Corporation Savings Plan
                                            (Name of Plan)

Date June 30, 1995                          Deborah B. Holden
                                            Deborah B. Holden
                                            Plan Administrator

                                    USLICO CORPORATION SAVINGS PLAN

                                         Financial Statements

                                      December 31, 1994 and 1993

                              (With Independent Auditors' Report Thereon)

                                USLICO Corporation Savings Plan
                        Statements of Net Assets Available for Plan Benefits

                                                                                        Fidelity
                             USLICO      Deposit        Crestar   Fidelity  Fidelity    Ginnie Mae
                             Corporation Administration Balanced  Magellan  U.S. Equity Portfolio
                             Stock Fund  Contract Fund  Fund      Fund      Index Fund  Fund        Loan Fund   Total
As of December 31, 1994
Assets:
  Investments, at
   fair value                $1,588,501   $1,260,270  $1,308,128 $1,254,284 $368,725    $241,351    $364,490  $6,385,749

  Receivables
     Contributions
      - employer                 84,099         -          -          -         -           -           -         84,099
      - employee                  7,383        8,219      11,706     17,643    4,737       3,270        -         52,958
     Accrued interest and
      dividends                     142        6,135       3,065      -        2,741       1,448          47      13,578
     Loans receivable             3,041        1,911       3,144      3,354      509         426     (12,385)       -
                              1,683,166    1,276,535   1,326,043  1,275,281  376,712     246,495     352,152   6,536,384

Liabilities:

  Excess contributions               48       12,203      16,191     16,073    3,996       2,748        -         51,259

     Net assets available
      for plan benefits      $1,683,118   $1,264,332  $1,309,852 $1,259,208 $372,716    $243,747    $352,152  $6,485,125


As of December 31, 1993

Assets:
  Investments, at
   fair value                $  727,248   $1,161,226  $1,207,344   $955,169 $264,071    $246,940    $294,086  $4,856,084

  Receivables
     Contributions
      - employer                271,410         -           -          -        -           -           -        271,410
      - employee                   -            -           -           171     -           -           -            171
     Accrued interest and
      dividends                      15            2       2,808      6,214    2,085         945         622      12,691
     Loans receivable             4,182        4,438       1,375      3,988    3,500         236     (17,719)       -
     Accrued transfers             -           4,756       5,411      3,954    2,238        -           -         16,359
                              1,002,855    1,170,422   1,216,938    969,496  271,894     248,121     276,989   5,156,715

Liabilities:
  Excess contributions              562        9,435      14,317     16,660    5,533       3,860        -         50,367
  Accrued transfers               1,028         -           -          -        -          2,231      14,138      17,397
                                  1,590        9,435      14,317     16,660    5,533       6,091      14,138      67,764

     Net assets available
      for plan benefits      $1,001,265   $1,160,987  $1,202,621 $  952,836 $266,361    $242,030    $262,851  $5,088,951

See accompanying notes to financial statements.

                                     USLICO Corporation Savings Plan
                    Statements of Changes in Net Assets Available for Plan Benefits
                                  For the Year Ended December 31, 1994

                                                                                          Fidelity
                              USLICO      Deposit        Crestar   Fidelity   Fidelity    Ginnie Mae
                              Corporation Administration Balanced  Magellan   U.S. Equity Portfolio
                              Stock Fund  Contract Fund  Fund      Fund       Index Fund  Fund       Loan Fund  Total

Additions to net assets
 attributed to:
  Investment income (loss):
     Interest and dividends   $   15,717  $   66,840    $   42,502 $    2,264  $  8,239   $13,718     $ 25,598  $  174,878
     Net appreciation (deprecia-
      tion) in fair value of
      investments including
      realized and unrealized
      gains and losses           230,093        -          (75,704)   (27,574)   (3,813)  (18,476)        -        104,526
                                 245,810      66,840       (33,202)   (25,310)    4,426    (4,758)      25,598     279,404

  Contribution - employer        327,987        -             -          -         -         -            -        327,987
               - employee        112,892     150,871       259,376    384,921    89,524    65,748         -      1,063,332

  Loan principal and interest     29,841      65,711        42,463     81,676    10,799     8,318     (238,808)       -
  Participant transfers, net      62,535     (66,163)      (49,870)    16,253    36,318   (49,188)      50,115        -
    Total additions              779,065     217,259       218,767    457,540   141,067    20,120     (163,095)  1,670,723

Deductions from net assets
 attributed to:

  Distributions                  (52,633)    (61,985)      (45,621)   (72,341)  (28,178)   (8,155)      (5,636)   (274,549)
  Participant loans              (44,579)    (51,929)      (65,915)   (78,827)   (6,534)  (10,248)     258,032        -
    Total deductions             (97,212)   (113,914)     (111,536)  (151,168)  (34,712)  (18,403)     252,396    (274,549)

       Increase in net assets
        available for plan
        benefits                 681,853     103,345       107,231    306,372   106,355     1,717       89,301   1,396,174

Net assets available for plan
 benefits:

  Beginning of year            1,001,265   1,160,987     1,202,621    952,836   266,361   242,030      262,851   5,088,951

  End of year                 $1,683,118  $1,264,332    $1,309,852 $1,259,208  $372,716  $243,747     $352,152  $6,485,125


See accompanying notes to financial statements.

                                 USLICO Corporation Savings Plan
                   Statements of Changes in Net Assets Available for Plan Benefits
                               For the Year Ended December 31, 1993

                                                                                          Fidelity
                              USLICO      Deposit        Crestar   Fidelity  Fidelity     Ginnie Mae
                              Corporation Administration Balanced  Magellan  U.S. Equity  Portfolio
                              Stock Fund  Contract Fund  Fund      Fund      Index Fund   Fund       Loan Fund   Total

Additions to net assets
 attributed to:
  Investment income (loss):
     Interest and dividends   $    9,619  $   73,695    $   31,968  $  8,946   $  6,042    $ 11,499  $ 17,823  $  159,592
Net appreciation (deprecia-
      tion) in fair value of
      investments including
      realized and unrealized
      gains and losses           (51,486)       -           73,257   152,422     14,335        (363)     -        188,165
                                 (41,867)     73,695       105,225   161,368     20,377      11,136    17,823     347,757

  Contribution - employer        271,410        -             -         -          -           -         -        271,410
               - employee         86,259     201,899       222,334   332,745     93,856      96,356      -      1,033,449

  Loan principal and interest     15,636      35,453        38,388    54,456     20,148       5,253  (169,334)       -
  Participant transfers, net     (24,831)    (31,803)       29,864    33,829     (5,633)       (389)   (1,037)       -
    Total additions              306,607     279,244       395,811   582,398    128,748     112,356  (152,548)  1,652,616

Deductions from net assets
 attributed to:

  Distributions                  (99,061)    (97,177)     (115,414) (143,577)   (12,577)    (25,442)   (9,532)   (502,780)
  Participant loans              (10,081)    (70,767)      (64,692)  (61,871)   (19,341)     (3,741)  230,493        -
    Total deductions            (109,142)   (167,944)     (180,106) (205,448)   (31,918)    (29,183)  220,961    (502,780)

       Increase in net assets
        available for plan
        benefits                 197,465     111,300       215,705   376,950     96,830      83,173    68,413   1,149,836

Net assets available for plan
 benefits:

  Beginning of year              803,800   1,049,687       986,916   575,886    169,531     158,857   194,438   3,939,115

  End of year                 $1,001,265  $1,160,987    $1,202,621  $952,836   $266,361    $242,030  $262,851  $5,088,951


See accompanying notes to financial statements.

                    USLICO Corporation Savings Plan
                     Notes to Financial Statements
                      December 31, 1994 and 1993


1.   Description of Plan

  The following description of the USLICO Corporation Savings Plan (the
  Plan), formerly the USLICO Corporation Salary Savings Profit Sharing Plan, provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

  The Plan is a contributory, defined contribution plan available to employees of USLICO Corporation and its subsidiaries (the Plan sponsors-- see Note 8) who meet the eligibility requirements (over 21 years of age and 12 continuous months of service). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

  Contributions. Employees may elect to defer up to 15% of their compensation to the legal maximum of $9,240 for 1994 and $8,994 for 1993.

  The Plan contains a provision for an employer contribution that is determined annually by the Board of Directors of USLICO Corporation and paid to the USLICO Stock Fund in the form of USLICO common stock. For 1994, this contribution was allocated quarterly (annually in 1993) to participants who were employees at quarter-end using the following formula:

          Percentage of              Employer Matching
          Annual Salary                 Contribution

          First 3%                          50%
          Next 3%                           25%

  Participant Accounts. Participants have six investment options--USLICO Corporation Stock; a deposit administration contract issued by Bankers Security Life Insurance Society (an indirect wholly-owned subsidiary of USLICO Corporation); a bank administered balanced fund from Crestar Bank (the Plan's Trustee); and three mutual funds managed by Fidelity
  Investments: the Magellan Fund, the U.S. Equity Index Fund, and the Ginnie Mae Portfolio Fund. The employer contribution is made in the form of USLICO stock to the USLICO Corporation Stock Fund only.

  Each participant's account is credited with his or her contributions and share of investment earnings. Each eligible participant is credited with his or her share of the corporate contribution. Each participant's account is charged for any distributions drawn against it and the allocable share of the net investment losses, if any.

  Vesting. Participants are 100% vested in their contributions and earnings at all times. Vesting in the discretionary profit sharing contribution made by USLICO Corporation and related earnings is based on years of service. A participant is vested in discretionary contributions based on completed years of service:

               Years of Service             Vesting Percentage
                      1-2                             0
                      3                              25
                      4                              50
                      5                              75
                      6                             100

  Non-vested employer contributions forfeited are retained as plan assets and reduce future employer contributions.

  Payment of Benefits. Benefit payments must begin no later than 60 days after the close of the latest plan year during which the participant reaches age 65 or in which service is terminated. Amounts payable to withdrawn participants total $1,851 and $4,939 at December 31, 1994 and 1993, respectively.

  Participant Loans. With the approval of the Plan administrator, participants may borrow a maximum amount not to exceed the lesser of:

  (i)     $50,000, or
  (ii)    50% of the present value of the nonforfeitable plan benefit.

  Loans to participants generally are due within five years and bear an approximate market rate of interest.


2.   Summary of Significant Accounting Policies

  The financial statements of the Plan have been prepared on the accrual basis in accordance with generally accepted accounting principles.

  Plan investments are valued at quoted market prices, except for the deposit administration contract and participant loans which are valued at the principal amount plus accrued interest which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Realized gains and losses from security transactions are reported using the specific identification method.

  The average yields on the Bankers Security deposit administration contract were 5.9% and 6.3% for the year ended December 31, 1994 and 1993, respectively. The interest crediting rates for the same periods were 6.0% and 6.4%, respectively, and are reset annually effective January 1.

  Certain prior year amounts have been reclassified to conform to 1994 presentation.


3.   Income Tax Status

  The Plan obtained its latest determination letter in 1987 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). The Plan has been amended since that time, however, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.


4.   Administrative Expenses

  Administrative expenses of the Plan have been paid by the participating USLICO companies and, accordingly, are not reflected in the accompanying financial statements.


5.   Plan Termination

  Although it has not expressed any intent to do so, USLICO Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will receive 100% of their account balances, including non vested amounts.

6.   Investments

  The Plan maintains a trust agreement with Crestar Bank whereby Crestar maintains plan assets and accounting records separately for each of the six investment fund options. Three of the funds are deemed to be parties-in-interest as they are sponsored by either the trustee or a USLICO company. Each investment category is credited with actual earnings on the underlying investments and charged for applicable plan withdrawals.

  Investments, at fair value, were composed of the following general categories at December 31:

                                                       1994          1993
     Cash and Cash Equivalents                      $   76,096    $  107,277
     Loans to Participants                             350,850       281,130
     Common Stock                                    1,588,349       721,359
     Corporate Obligations                             241,349       243,714
     Deposit Administration Contract                 1,260,270     1,153,084
     Mutual Funds                                    2,868,835     2,349,520

     Total investments, at fair value               $6,385,749    $4,856,084

  Net appreciation (depreciation) in the fair value of investments, including investments bought and sold during the year, by type for the years ended December 31, is as follows:

                                                       1994         1993
     Common Stocks                                  $229,793      $(51,485)
     Corporate Obligations                           (18,476)         (363)
     Mutual Funds                                   (106,791)      240,013
     Net appreciation in fair
      value of investments                          $104,526      $188,165

  The following investments represent five percent or more of the net assets available for Plan benefits at December 31:

                                                       1994          1993
     BSL Deposit Administration Contract            $1,260,270    $1,153,084
     Fidelity Magellan Fund                          1,255,267       946,207
     USLICO Corporation Stock                        1,588,349       721,359
     Crestar Common Stock Funds                        660,445       660,523
     Crestar Bond Funds                                585,453       480,296
     Fidelity U.S. Equity Index Fund                  367,670        262,494


7.   Plan Amendment

  The Plan was amended and restated on December 21, 1994 to change its name from the USLICO Corporation Salary Savings Profit Sharing Plan to the USLICO Corporation Savings Plan.

8.   Subsequent Events

  On January 17, 1995, USLICO Corporation merged with The NWNL Companies, Inc. (NWNL), an insurance holding company based in Minneapolis, Minnesota. Subsequent to the date of the merger, NWNL changed its name to ReliaStar Financial Corp. As a result of the merger, the Plan will be merged with the ReliaStar 401(k) plan on January 1, 1996. This merger will have no impact on participant benefits or the vesting provisions previously stated.

  On March 30, 1995, an application for a favorable determination letter as to the tax-qualified status of the Plan was filed with the Internal Revenue Service.

                                                    Schedule I

                     USLICO Corporation Savings Plan
       Item 27a - Schedule of Assets Held for Investment Purposes
                        As of December 31, 1994

                                  Description of
                                  investment including
                                  maturity date,
                                  rate of interest,
Identity of issue, borrower       collateral, par or  Historical   Current
lessor, or similar party          maturity value      cost         value

Cash and Cash Equivalents

Crestar Trust Account             Non-interest
                                  bearing cash         $(10,207)   $(10,207)
Crestar funds - Cash Reserve Fund Variable Interest
                                  bearing money
                                  market fund            86,303      86,303
                                                         76,096      76,096

Loans to Participants             Rates ranging from
                                  8% to 10.5%           350,850     350,850

Common Stock

USLICO Corporation                78,437 shares       1,509,935   1,588,349


Corporate Obligations

Fidelity Ginnie Mae Portfolio     24,303.99 units of
                                  fixed income
                                  mutual fund           259,978     241,349

Deposit Administration Contract

Bankers Security Life Deposit
 Administration Contract #8400    1,266,404.44 units
                                  at 1.00 per unit    1,260,270   1,260,270

Mutual Funds

Fidelity US Equity Index Fund     21,969.04 shares      356,431     367,670
Fidelity Magellan Fund            18,775.17 shares    1,278,237   1,255,267
Crestfunds - Bond Fund            35,527.75 units       348,987     325,079
Crestfunds - Short/Intermediate
             Bond Fund            27,494.57 units       273,547     260,374
Crestfunds - Special Equity Fund  13,093.56 units       140,417     133,162
Crestfunds - Value Fund           51,694.41 units       541,289     527,283
                                                      2,938,908   2,868,835
Total                                                $6,396,037  $6,385,749

                                                                                                                       Schedule II

                                                          USLICO Corporation Savings Plan
                                                  Item 27d - Schedule of Reportable Transactions
                                                       For the Year Ended December 31, 1994


                                                                                                      Current value
                                                                   Expense                            of asset on
Indentity of party involved and        Purchase       Selling      incurred with       Cost of        transaction     Net gain
description                            price          price        transaction         asset          date            or (loss)

USLICO Corporation Common Stock         $232,064       $104,472    $2,398               $328,141       $336,536       $8,395

Deposit Administration Contract Fund
 Deposit Administration Contract         344,065        230,743      -                   574,808        574,808         -

Crestar Balanced Fund
 Crestfunds - Value Fund                 202,559        164,410      -                   369,694        366,969       (2,725)

Fidelity Magellan Fund                   536,152        157,842      -                   703,265        693,994       (9,271)

Crestfunds - Cash Reserve Fund         2,232,429      2,226,016      -                 4,458,445      4,458,445         -





Note:   The items listed above represent a series of transactions in excess of 5% of the market value of Plan assets at
        January 1, 1994, ($254,448) and are reportable under Section 2520.103-6 of Chapter XXV of ERISA annual reporting requirements.

                               Independent Auditors' Report



The Plan Administrator and Participants
USLICO Corporation Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of USLICO Corporation Savings Plan (the Plan) as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as of and for the year ended December 31, 1994 of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                             KPMG Peat Marwick LLP


Washington, D.C.
May 19, 1995

                              Consent of Independent Auditors



The Plan Administrator
USLICO Corporation Savings Plan:

We consent to incorporation by reference in the registration statement No. 33-37506 on Form S-8 of USLICO Corporation for USLICO Corporation Savings Plan, of our report dated May 19, 1995, relating to the statement of net assets available for plan benefits of the USLICO Corporation Savings Plan as of December 31, 1994 and 1993, and the related changes in net assets available for plan benefits for the years then ended, which report appears in the December 31, 1994 Annual Report on Form 11-K of the USLICO Corporation Savings Plan.



KPMG Peat Marwick LLP



Washington, DC
June 30, 1995